FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

    Yes  ☐     No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item
1.	Press release dated July 13, 2004 titled “Telecom Argentina Announces Update to its APE Solicitation Statement”.

2.	Press release dated July 15, 2004 titled “Telecom Argentina Announces Extension of APE Solicitation Expiration Date to July 30, 2004”.

FOR IMMEDIATE RELEASE

Market Cap: Pesos 5.5 billion

July 13, 2004

Contacts:

Pablo Caride	Marlene Wechselblatt
Pedro Insussarry	Golin/Harris International
Telecom Argentina	(212) 373-6037
(54-11) 4968-3627/3743

TELECOM ARGENTINA ANNOUNCES UPDATE TO ITS

APE SOLICITATION STATEMENT

Buenos Aires, July 13, 2004 – Telecom Argentina S.A. (BASE: TECO2, NYSE: TEO) announced that it has made certain modifications to its APE Solicitation Statement in connection with its solicitation to grant powers of attorney or commitments to approve the restructuring of all of its outstanding unconsolidated financial debt pursuant to an Acuerdo Preventivo Extrajudicial, or an out-of-court restructuring agreement governed by Argentine law (the “APE”).

The amendments to the APE Solicitation Statement were reflected in a prospectus dated July 9, 2004 that was filed with the U.S. Securities and Exchange Commission (the “SEC”) on that date. A summary of the amendments to the APE Solicitation Statement can be found on page i of the prospectus under the caption “Changes to Certain Terms of the Notes.”

A supplement containing the amendments to the APE Solicitation Statement was filed with the Argentine Comisión Nacional de Valores and the Italian Commissione Nazionale per le Societá e la Borsa on July 12, 2004.

The APE solicitation commenced on Tuesday, June 22, 2004 and will expire at 3:00 p.m., New York City time, 4:00 p.m., Buenos Aires time, on July 21, 2004, unless Telecom extends it in its sole discretion.

A registration statement containing the prospectus relating to the notes being issued to U.S. holders has been declared effective by the SEC. The prospectus included in the registration statement contains detailed information about Telecom Argentina and its management, as well as its financial statements.

Notes issued outside the United States to non-U.S. persons will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration under Regulation S of the Securities Act, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

This press release does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any issuance of any of these notes in any jurisdiction in which such offer, solicitation or issuance would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

A copy of the APE Solicitation Statement dated July 9, 2004 will be available in Luxembourg at the offices of BNP Paribas Securities Services, Luxembourg Branch, 23 Avenue de la Port Neuve, L 2085, Luxembourg.

For additional information please contact:

Telecom Argentina S.A.

Pedro Insussarry

Moira Colombo

Gastón Urbina

(54-11) 4968-3743

(54-11) 4968-3627

(54-11) 4968-3628

Morgan Stanley & Co. Incorporated	MBA Banco de Inversiones S.A.
Carlos Medina	Diego Steverlynck
(1-212) 761-6520	(54-11) 4319-5865

*********

Telecom is a company incorporated under the laws of Argentina with its registered office at Alicia Moreau de Justo 50, Piso 10, C1107AAB, Buenos Aires, Argentina. Telecom is one of Argentina’s two main telecommunications operators. It provides local and long-distance telephony, mobile communications (through its subsidiary Telecom Personal), data and Internet access services in Argentina. It also operates a mobile license in Paraguay through one of its subsidiaries. Telecom common stock is listed on the Buenos Aires Stock Exchange and Telecom ADSs are listed on the New York Stock Exchange.

*********

Disclaimer: This document may contain statements that could constitute forward-looking statements. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect Telecom’s expected results. The risks and uncertainties include, but are not limited to, the risks and uncertainties disclosed under the caption “Risk Factors” in the registration statement on Form F-1 (File No. 333-111790) Amendment No. 1 filed by Telecom with the SEC on May 11, 2004, in Amendment No. 2 to the registration statement (filed with the SEC on June 21, 2004), and in any additional amendments to such registration statement. Readers are cautioned not to place undue reliance on forward looking statements, which speak only as of the date of this document. Telecom undertakes no obligation to release publicly the results of any revisions to forward looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in Telecom’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult Telecom’s registration statement on Form F-1 as well as periodic filings made on Form 6-K, which are filed with or furnished to the SEC.

*******

2

FOR IMMEDIATE RELEASE

Market Cap: Pesos 5.5 billion

July 15, 2004

Contacts:

Pablo Caride	Marlene Wechselblatt
Pedro Insussarry	Golin/Harris International
Telecom Argentina	(212) 373-6037
(54-11) 4968-3627/3743

TELECOM ARGENTINA ANNOUNCES

EXTENSION OF APE SOLICITATION

EXPIRATION DATE TO JULY 30, 2004

Buenos Aires, July 15, 2004 – Telecom Argentina S.A. (BASE: TECO2, NYSE: TEO) (“Telecom”) announced today that it is extending the expiration date for its Acuerdo Preventivo Extrajudicial (“APE”) solicitation period to July 30, 2004. The APE solicitation period will now expire at 3:00pm, New York City time, 4:00pm, Buenos Aires Time, on July 30, 2004, unless Telecom decides to extend the expiration date in its sole discretion. In Italy, the extension of the solicitation period is subject to the approval of the Italian Commissione Nazionale per le Societá e la Borsa (“Consob”). Request for approval by Consob has been made by Telecom today.

Telecom has been in discussions with an ad hoc committee representing a number of its institutional creditors as well as representatives of other creditor groups, including the Associazione per la Tutela degli Investitori in Titoli Argentini (“TFA”) in Italy, who have indicated their support for Telecom’s debt restructuring proposal.

The extension of the expiration date to July 30, 2004 is in response to requests from several creditors for additional time to properly complete their letters of transmittal, which, in order to obtain judicial homologation of the APE, are required to be notarized, and if executed outside of Argentina, either apostilled in accordance with The Hague Convention, or consularized by an Argentine consulate, and returned to the settlement agent on or prior to the expiration date.

The terms of the APE solicitation and debt restructuring proposal are subject to the terms and conditions contained in Telecom’s Solicitation Statement dated June 22, 2004, and as amended on July 9, 2004. The terms of the APE solicitation directed at holders of Telecom’s bonds in Italy are set out in an Offer Document dated June 22, 2004 (the application to CONSOB for the publication of a supplement to the Offer Document is currently pending).

A registration statement containing the prospectus relating to the notes being issued to U.S. holders has been declared effective by the U.S. Securities and Exchange Commission (the “SEC”). The prospectus included in the registration statement contains detailed information about Telecom Argentina and its management, as well as its financial statements.

Notes issued outside the United States to non-U.S. persons will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration under Regulation S of the Securities Act, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

This press release does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any issuance of any of these notes in any jurisdiction in which such offer, solicitation or issuance would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Such offer is only made by the Solicitation Statement as amended on July 9, 2004, which has been filed with the SEC.

A copy of the APE Solicitation Statement dated July 9, 2004 is available in Luxembourg at the offices of BNP Paribas Securities Services, Luxembourg Branch, 23 Avenue de la Port Neuve, L 2085, Luxembourg.

For additional information please contact:

Telecom Argentina S.A.

Pedro Insussarry

Moira Colombo

Gastón Urbina

(54-11) 4968-3743

(54-11) 4968-3627

(54-11) 4968-3628

Morgan Stanley & Co. Incorporated	MBA Banco de Inversiones S.A.
Carlos Medina	Diego Steverlynck
(1-212) 761-6520	(54-11) 4319-5865

*********

Telecom is a company incorporated under the laws of Argentina with its registered office at Alicia Moreau de Justo 50, Piso 10, C1107AAB, Buenos Aires, Argentina. Telecom is one of Argentina’s two main telecommunications operators. It provides local and long-distance telephony, mobile communications (through its subsidiary Telecom Personal), data and Internet access services in Argentina. It also operates a mobile license in Paraguay through one of its subsidiaries. Telecom common stock is listed on the Buenos Aires Stock Exchange and Telecom ADSs are listed on the New York Stock Exchange.

*********

Disclaimer: This document may contain statements that could constitute forward-looking statements. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect Telecom’s expected results. The risks and uncertainties include, but are not limited to, the risks and uncertainties disclosed under the caption “Risk Factors” in the registration statement on Form F-1 (File No. 333-111790) in Amendment No. 2 to the registration statement (filed with the SEC on June 21, 2004), and in any additional amendments to such registration statement. Readers are cautioned not to place undue reliance on forward looking statements, which speak only as of the date of this document. Telecom undertakes no obligation to release publicly the results of any revisions to forward looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in Telecom’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult Telecom’s registration statement on Form F-1 as well as periodic filings made on Form 6-K, which are filed with or furnished to the SEC.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: July 19, 2004	By:	/s/ Alberto Yamandú Messano
	Name:	Alberto Yamandú Messano
	Title:	Director